Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Kinnate Biopharma Inc.:

We consent to the use of our report dated September 4, 2020, except for the reverse stock split described in Note 11, which is as of November 25, 2020, with respect to the balance sheets of Kinnate Biopharma Inc. as of December 31, 2018 and 2019, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ equity (deficit), and cash flows for the period from January 4, 2018 (inception) to December 31, 2018 and for the year ended December 31, 2019, and the related notes, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

San Diego, California
December 2, 2020